Exhibit 1

RECENT DEVELOPMENT CONCERNING TERMINATION OF THE FINANCIAL OPERATIONS FOR FACILITATING REALIGNMENT OF UNITED STATES FORCES IN JAPAN

Pursuant to the Act on Special Measures Concerning Smooth Implementation of Realignment of United States Forces in Japan (the “USFJ Realignment Special Measures Act”), JBIC established a special account under the Financial Operations for Facilitating Realignment of United States Forces in Japan to extend loans to facilitate the realignment of United States Forces in Japan.

However, in a joint statement of the Security Consultative Committee issued on April 27, 2012, the United States Government and the Government of Japan reaffirmed that: (i) the Japanese financial commitment is to be in the form of a direct cash contribution stipulated in Article 1 in the “Agreement between the Government of Japan and the Government of the United States of America concerning the Implementation of the Relocation of III Marine Expeditionary Force Personnel and their Dependents from Okinawa to Guam” and (ii) other forms of Japanese financial support would not be utilized. Accordingly, the Board of Directors of JBIC, taking into consideration the intention of the Government of Japan, passed a resolution on July 24, 2012 to terminate the Financial Operations for Facilitating Realignment of United States Forces in Japan on September 30, 2012, which termination did become effective on that date, and JBIC has completed the necessary procedures as stipulated in the provisions of Article 23 of the USFJ Realignment Special Measures Act. JBIC abolished the Financial Account Related to the Financial Operations for Facilitating Realignment of United States Forces in Japan on November 30, 2012 upon the payment of the residual assets to the national treasury.

For the 6-month period ended September 30, 2012, we recorded ordinary profit of ¥214 million and net income of ¥214 million for the Financial Operations for Facilitating Realignment of United States Forces in Japan. Net assets for this operation as of September 30, 2012 were ¥209 million.